[redacted]

08025058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 1900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler — 312-264-2124
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
28th day of February 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Harlan Moeckler, Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

TradeLink L.L.C.

Statement of Financial Condition

December 31, 2007

[illegible] as P[illegible] information pursuant to [illegible] (d)
under the Securities Exchange Act of [illegible]

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to the Statement of Financial Condition 3 - 7

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Member of
TradeLink L.L.C.

We have audited the accompanying statement of financial condition of TradeLink L.L.C. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2008

TradeLink L.L.C.

Statement of Financial Condition
(In Thousands)
December 31, 2007

Assets		
Cash and cash equivalents	$	7,245
Receivable from broker-dealers and clearing organizations		410,426
Securities owned ($116,221 pledged to clearing broker)		835,391
Securities purchased under agreements to resell		1,547
Investment in funds		1,038
Exchange memberships, at cost (fair value $8,976)		1,700
Other assets		2,316
Total assets	$	1,259,663
Liabilities and Members' Equity		
Liabilities		
Payable to broker-dealers and clearing organizations	$	922
Payable to noncustomers		47,808
Securities sold, not yet purchased		1,134,653
Accounts payable and accrued expenses		18,135
Total		1,201,518
Members' equity		58,145
Total liabilities and members' equity	$	1,259,663

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—TradeLink L.L.C. (the Company) is a registered securities broker-dealer and futures commission merchant. The Company operates as a market-maker and trader on various securities, options and commodities exchanges around the world, and provides execution and clearing services to persons, funds and commodity pools that are related by common ownership or in which the Company has an investment.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Investment in Funds—The investment in funds is recorded at fair value based on quoted prices of underlying investments and the Company's ownership portion of these investments.

Securities and Derivative Financial Instruments—Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities owned and sold, not yet purchased, equity options, and open futures and options on futures contracts are carried at market value based on quoted prices.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities Purchased Under Agreements to Resell—The Company enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2007, the market value of collateral obtained under these agreements was $1,544,676.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income Taxes—The Company is treated as a partnership for federal income tax purposes and therefore does not pay federal income taxes on its earnings; the members are taxed on the Company's earnings.

Foreign Exchange Transactions—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any of FIN 48 on its financial position and results of operations.

In September 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on the financial statements to be issued in subsequent periods.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Life of the Company—The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the Act), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Note 2 Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at December 31, 2007 consist of:

	Receivable	Payable
Deposits with clearing organizations		
Margin		
Money market funds	$ 22,418,019	$ -
U.S. Government obligations	271,585,567	
	294,003,586	-
Guarantee		
U.S. Government obligations	1,496,299	
Cash	421,000	
Total	295,920,885	-
Receivable from/payable to clearing organizations	129,031	
Receivable from/payable to broker-dealers	114,376,457	(922,475)
	$ 410,426,373	$ (922,475)

Deposits with clearing organizations include amounts that the Company has pledged as collateral that the clearing organization cannot, or as a matter of practice does not, sell or repledge. Cash, securities and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2007 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Options	$ 771,298,912	$ (1,050,946,741)
Equity securities	60,729,927	(79,674,815)
U.S. Government securities	3,029,125	(4,031,240)
Carbon financial instruments	333,365	
Total	$ 835,391,329	$ (1,134,652,796)

Note 4 Related-Party Transactions

The Company provides execution and clearing services to persons, funds and commodity pools that are related by common ownership or in which the Company has an investment. Payable to noncustomers on the statement of financial condition represents amounts payable to these related parties. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

The following table represents the effect of related-party transactions on the financial statement as of December 31, 2007:

Nature of Transaction	Financial Statement Description	Amount
Investment in related parties	Investment in funds	$ 1,037,518
Ledger balance in noncustomer trading accounts and accrued interest	Payable to noncustomers	47,807,582
	Other assets	244,705
	Accounts payable	(100,914)

Certain exchange memberships owned by officers of the Company and by an affiliated entity are registered for and assigned to the Company in order to provide exchange membership and other privileges. The Company pays membership rent expense to the officers of the Company and the affiliated entity.

The Company is reimbursed by entities affiliated by common ownership for the use of certain trading systems, and for operating expenses incurred and paid on behalf of these entities.

Note 5 Commitments and Contingencies

The Company leases office space under a noncancelable agreement that expires December 11, 2011. TradeLink Holdings LLC, majority owner of the Company, also leases office space under a noncancelable office space lease agreement that expires in 2018. It is expected that a substantial portion of this lease expense will be allocated to the Company. At December 31, 2007, the minimum annual rental commitments under these leases are as follows:

	Company	Parent
2008	$ 155,261	$ 637,587
2009	160,203	711,208
2010	165,145	786,790
2011	98,016	806,455
2012		826,597
Thereafter		4,926,912
	$ 578,625	$ 8,695,549

Note 5 Commitments and Contingencies, *Continued*

The Company has entered into deferred compensation arrangements with certain proprietary traders under which the traders will receive a portion of their compensation in January 2009, provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2007 activities is $1,303,444.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position as represented in the accompanying statement of financial condition.

The Company also guarantees to certain clearing houses the performance of other members of these institutions and, under certain circumstances, would be subject to assessment.

TradeLink Holdings LLC has guaranteed to certain clearing brokers the activities of the Company.

The Company has a revolving subordinated loan agreement with a bank that expires March 14, 2008. The revolving loan agreement provides for borrowings of up to $15,000,000 that mature one year from the date of the advance and bear interest at the prime rate plus 1 percent. The agreement, among other things, requires the Company to maintain minimum amounts of members' equity and adjusted net capital, as defined. At December 31, 2007, the Company has no borrowings under this revolving loan agreement. On February 27, 2008, the Company borrowed $5,000,000 under this revolving loan agreement. The subordinated borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum capital requirements, they may not be repaid (see Note 10).

The Company also has a $50,000,000 collateralized borrowing facility, used to finance the delivery or holding of cash commodities in the course of the Company's proprietary basis trading activities. At December 31, 2007, the Company has no borrowings against this facility.

Note 6 Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary.

Note 7 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8 Financial Instruments

The Company, in connection with its proprietary market-making, and trading activities, enters into transactions in a variety of derivative financial instruments in order to reduce its exposure to market risk. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the Holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Note 8 Financial Instruments, *Continued*

Firm Trading—The Company's firm trading activities consist primarily of exchange traded futures and options. Arbitrage and market-making activities use interproduct and intermarket strategies. Directional trading activities hold small positions for a period of time.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Further, the Company has securities sold, not yet purchased, and will be obligated to acquire those securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk—The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 9 Members' Equity

The Company's operating agreement provides for two classes of members. The Class A member has the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including but not limited to distributions and admittance of new members. The Class B members solely participate in the management of their designated strategy's trading activities and trading profits and losses. Class B members have the right to withdraw interest, subject to the minimum net capital rules (see Note 10).

At December 31, 2007, members' equity balances were Class A $53,207,274 and Class B $4,937,465.

Note 10 Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and the National Futures Association (Rule 7001), and is required to maintain "net capital" equal to the greater of $500,000, or the sum of 8 percent of customer and 4 percent of noncustomer risk "maintenance margin" requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and maintenance margin levels change daily, but at December 31, 2007, under the most stringent of these rules, the Company had net capital and net capital requirements of $28,475,538 and $522,776, respectively. The net capital rules may effectively restrict the withdrawal of member's equity.

Note 11 Subsequent Event

On February 28, 2008, a member withdrew $5,000,000 of capital.

END